SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                26th January 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 26th January 2006 re: Directorate Change



                                                          26 January 2006





LLOYDS TSB GROUP CHAIRMAN


Lloyds TSB Group has announced that after five years, Maarten van den Bergh has decided to retire as Chairman of the Group. Maarten will be succeeded by Sir Victor Blank, currently Chairman of GUS and Trinity Mirror and a member of the Financial Reporting Council, who will join the board of Lloyds TSB Group as Deputy Chairman on 1 March 2006 and take on the role of Chairman when Maarten retires at this year's Annual General Meeting in May.


Maarten van den Bergh said: "I am delighted that Sir Victor is going to succeed me as Chairman. With his clear understanding of large, complex organisations and many years of experience in both retailing and financial services, he has an excellent track record. Lloyds TSB is a business with great heritage and scope for growth. I have thoroughly enjoyed my time here and I wish the Group well for the future."


Eric Daniels, Chief Executive of Lloyds TSB Group, said: "Maarten has made a tremendous contribution to the Group over the last five years and I shall miss his wise counsel and support. We greatly appreciate the role he has played in reshaping the board and further strengthening the governance of the organisation. I am very pleased at the appointment of Sir Victor, whose blend of retailing and financial services experience will be invaluable to the Group going forward."


Sir Victor Blank said: "I am really looking forward to becoming Chairman of one of the UK's leading financial services companies. Lloyds TSB is an organisation with great potential and I am excited at the prospect of working with the board and the senior team to develop the business for the future."


        Sir Victor Blank was selected for nomination after a thorough search in which the board was assisted by Egon Zehnder International. The process was led by the senior independent non-executive director, Ewan Brown, and the nomination committee for this purpose comprised all the independent non-executive directors. Candidates were interviewed by several directors and the decision was taken by the whole board, on the recommendation of the nomination committee.


It has already been announced that Sir Victor Blank will retire from the board of Trinity Mirror at its Annual General Meeting in May this year. As announced by GUS plc today, he will remain as Chairman of GUS until the proposed separation of its businesses, announced last year, but will have no continuing role in these businesses after that.


In deciding to nominate Sir Victor Blank as Chairman, the board considered the provision of the combined code on corporate governance, issued by the Financial Reporting Council, that no individual should be appointed to a second chairmanship of a FTSE 100 company. The board concluded that Sir Victor was an outstanding candidate with exceptional skills, knowledge and experience, both as a FTSE 100 company chairman and in the financial services industry, and in consultation with him, both the Lloyds TSB board and the GUS board have agreed that he would be able to devote sufficient time to his roles.


Lloyds TSB Group acknowledges Sir Victor's responsibilities as chairman of two FTSE 100 companies for a transitional period but the board feels that his experience will enable him to discharge his duties fully during that time. The senior independent non-executive director, Ewan Brown, also recognises the importance of his role in being available to shareholders, especially during this transitional period.


Both the ABI and the NAPF have been consulted, in line with the principles of the combined code.

                                    - ends -

Notes:

1.     Biographical details attached.


 2. To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:


     i. in addition to the information shown above, during the past five years, Sir Victor Blank relinquished his directorships in Coats and Chubb, both of which were publicly quoted companies; and

    ii. there are no matters required by paragraphs LR 9.6.13R (2) to (6) of the listing rules to be disclosed in relation to Sir Victor Blank.





                Biography:

Sir Victor Blank was educated at Stockport Grammar School and at St Catherine's College, Oxford where he attained an MA in Modern History. He joined the law firm, Clifford-Turner (now Clifford Chance) and in 1969 he was made a partner of Clifford Turner. Specialising in corporate law, especially take-overs and mergers, Victor Blank co-wrote the textbook Weinberg & Blank on Take-overs and Mergers.


In 1981, Sir Victor joined Charterhouse as Head of Corporate Finance and was Chairman and Chief Executive from 1985 until 1996. Charterhouse was one of the first houses to be involved in the development capital and private equity markets and was very active in the major corporate finance deals of the 1980's and 1990's. He was a director of The Royal Bank of Scotland from 1985 to 1993.


Sir Victor Blank is Chairman of Trinity Mirror plc (since September 1999) and of GUS plc, formerly The Great Universal Stores plc (since July 2000). He was knighted in the New Year's Honours List in 1999 for services to the financial industry and is a member of the Financial Reporting Council and the CBI Boardroom Issues Group.

Outside business, Sir Victor is actively involved in a number of educational, charitable and communal activities. At the University of Oxford, he is a Member of Council, advisor to the Environmental Change Institute, an Honorary Fellow of St. Catherine's College and Vice President of Oxford Philomusica. He is also Chairman of Governors of University College School in London and a Governor of Tel Aviv University. His charitable interests include WellBeing of Women, the Royal College of Obstetricians and Gynaecologists' health research charity and UJS/Hillel, both of which he chairs, and membership of the Advisory Board of the United Jewish Israel Appeal. He is also a member of the Advisory Council of the Orchestra of the Age of Enlightenment.









        For further information:


Investor Relations                                         +44 (0) 20 7356 2167

Michael Oliver

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Media
                                                           +44 (0) 20 7356 2121
Mary Walsh

Director of Corporate Relations

E-mail: mary.walsh@lloydstsb.co.uk




                           FORWARD LOOKING STATEMENTS


This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     26th January 2006